ANNUAL REPORT

NEXT THING TECHNOLOGIES INC.

2180 Vista Way Unit B #1096

Oceanside, CA 92054
415-237-4254

In this Annual Report the term "Next Thing", "we", "us", "our", or "the company" refers to Next Thing Technologies Inc. and our subsidiaries on a consolidated basis.

The company, having offered and sold Preferred Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. This annual report also covers the co-issuer in that offering, Next Thing Technologies I, A Series of Wefunder SPV, LLC (the "Crowdfunding Vehicle"). A copy of this report may be found on the company's website at nextthing.tech/filings.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Business

Overview

Next Thing Technologies is an investment, research, development and technology company creating technology for personal, commercial and government use. Next Thing Technologies is seeking to be a crucial part of the energy solution. Next Thing Technologies' mission is to build energy-resilient communities through sustainability and power decentralization.

The Problem

Throughout the day and seasons of the year, the demand on the energy grid to provide electricity to homes and businesses fluctuates. Those demands for energy are increasing, putting stress on our ability to provide power. For example, when people are home and it is hot outside, energy consumption goes up as consumers turn on their lights, TVs, air conditioners, and home appliances. This typically happens in most homes at about the same time, making the energy that is used during the peak hours more expensive as more of it is required. Because everyone is using electricity at the same time, the energy grid can be stressed to its breaking point and causes utilities to activate additional, often less efficient and more expensive power sources to meet the increased demand. This power is so inefficient that a growing number of utility providers are offering time-of-use plans to their residential customers to incentivize more electricity usage during off-peak times. Some electric companies even charge their customers a higher rate for peak electricity.

Solution: Next Bolt

Next Thing Technologies is making significant strides in developing an affordable, safe, and supply-stable energy storage solution called Next Bolt designed primarily for residential energy storage, optimizing home and business energy usage and enhancing grid stability; the technology also holds the potential to extend to a variety of applications, from electric vehicles to data centers.

Our team has deepened our expertise in sodium-ion battery chemistry, building up valuable institutional knowledge. We have tested numerous iterations of cell materials and designs, progressing from early challenges to achieving stable and promising results. Current pack prototypes are capable of high-power output, sophisticated testing is underway to ensure performance, longevity and safety under intensive use conditions. Furthermore, initial battery safety and feasibility testing have been conducted to support readiness for case studies, though further testing is planned. Strong relationships have been developed with strategic partners who possess connections that can help facilitate the creation and execution of these studies in the future.

While development is ongoing, our team remains encouraged by the potential for our current technology. In parallel with technical development, we are actively establishing manufacturing partnerships, focusing on relationships in Taiwan and America, which are less likely to be impacted by tariffs, and pursuing the intellectual property necessary for the next level of our technology through strategic collaborations. Prototypes underwent testing appropriate to their development stage, with the latest iteration validated through comprehensive system-level operational tests, such as powering lab equipment. Additionally, early development work has begun on a complementary technology. This technology was integrated and tested alongside the main battery system during evaluation phases. Furthermore, collaborations with external research labs have increased. This expansion has resulted in enhanced development capabilities, primarily through access to partner lab facilities and resources for testing and development. While our timeline will adjust based on our fundraising achievements and the pace of our development work, our goal is to reach a compelling feature set enabling ideal market fit. By refining our core cell technology and focusing on a specific, promising chemistry alongside experienced partners, we have been steadily progressing towards this milestone and once confirmed, we foresee a two-year journey through regulatory approvals and manufacturing for previous technology, our newer technology developments could take longer. Potential risks and challenges remain in areas such as manufacturing scale-up, regulatory compliance, market adoption, competition, fundraising and supply chain. However, we believe that our innovative technology and marketing plans will allow us to navigate these hurdles

We look forward to accelerating the global adoption of transformative energy storage solutions, with the potential to support applications from individual homes to grid-scale infrastructure. To this end, an agreement is in place with a partner who intends to operate a relevant retail franchise, which could serve as a valuable test channel for exploring distribution and service models in the future. Through technical and commercial breakthroughs, Next Bolt aims to expedite the transition to a cleaner, more resilient energy future.

Growth Strategy

The company's growth is currently focused on financing, research, production, sales, distribution, partnerships and marketing of the Next Bolt. The company has used the initial funds from its Regulation A and Regulation Crowdfunding offerings to market, finance, develop and comprehensively test second generation prototypes and refine its go-to-market product. After research and development has reached a milestone we deem commercial ready or disruptive, we'll need additional capital to start producing and selling and develop distribution deals and partnerships with companies.

We are also exploring supplementing our capital needs through government grants. An agreement has been signed with a consultant with experience with government grants. Some initial consulting work has been performed, with the intention to engage them more substantially once adequate financing is secured. The decision to pursue specific grants remains dependent on having sufficient internal resources to make the effort worthwhile.

In addition, the company evaluates strategic opportunities to accelerate growth and enhance shareholder value. These opportunities may include, but are not limited to: (i) strategic acquisitions of complementary businesses, assets, or technologies; (ii) strategic investments in, or partnerships or joint ventures with, other companies that align with our objectives; and (iii) exploring arrangements to license or otherwise partner regarding certain internally-developed assets or intellectual property that may not be central to our core ongoing business focus, potentially allowing for their further development by third parties and generating revenue streams. While we actively assess such opportunities, there can be no assurance that any specific transaction will be identified, pursued, or completed on favorable terms, or at all.

Marketing

The company initially intends to sell Next Bolt through direct sales to electric grid operators, electricity storage operators, electricity generators, transmission owners or operators, commercial businesses and consumers. We are also planning to use distribution partnerships and direct-to-customer sales and marketing. We believe the market is unable to supply a product for pent up demand especially after the Inflation Reduction Act and its dramatic effect on the battery supply chain. We believe being a solid and scalable part of energy storage production will bring some level of demand on its own. For years, the Tesla Powerwall and other companies with similar products were unable to fill demand. If we are successful with distribution partnerships and direct-to-customer sales and marketing, we believe we will have momentum by tapping into market demand.

Market

Our target market consists of consumer (residential homes and rentals), commercial (fleet charging, data centers, utility and industrial storage) and government customers (energy infrastructure). To address the market, we plan to start by offering the most in demand part of our final product, establishing our brand for energy storage and allowing us to leverage these relationships to expand into bigger products and other market segments.

According to Precedence Research, the global energy storage system market is projected to reach $535 billion by 2033.

Competition

The company operates in a very competitive industry. Our competitors include Tesla, Powin, Enphase, Hitachi , Johnson Controls, LG, Samsung, GS Yuasa Corporation, EOS, Durapower, Toshiba Corporation and Samsung SDI.

We intend for many elements of the Next Bolt to be different from our competitors, such as the financing, pricing mechanism for how it works, profile, feature set, installation, and even potentially its safety. Currently, many batteries are currently sold with a large upfront payment. We hope to reach a distribution and financing model allowing customers to pay monthly while using the battery, rather than upfront. This makes it easier for someone to consider acquiring a battery, since they can reap the financial rewards of using energy storage while having that help pay for the technology. We aim to leverage engineering efficiencies, and in the future alternative chemistries, to make our unit more attractive as a purchase as well as, safer and more versatile for use in different settings than current batteries. Achieving better financing and safety are significant achievements that we believe would disrupt the market.

Raw Materials/Suppliers

The company plans to work with manufacturers in the production of Next Bolt. As of the date of this report, the company has tested but not yet chosen these manufacturers. Factors that the company is considering in its evaluation of potential manufacturers include, but is not limited to, quality, manufacturing capacity, and potential pricing uncertainty of international trade and tariff policies. Currently, Next Thing Technologies does not have any suppliers that will account for more than 5% of our expenses.

The battery industry and its suppliers face high demand from stationary storage, electric vehicles and other industries. This high demand leads to supply chain constraints and shortages of products. Novel battery chemistries and components may exacerbate this issue as the needed supply chains to produce these materials and components are not as developed yet.

Employees

While direct hiring remains an option, a key focus during this period has been securing access to expertise through partnership. An agreement is in place with a specialized company possessing relevant technical and operational personnel. Bringing this expertise fully onboard is contingent upon securing adequate financing.

We have 1 full-time employee and 0 part-time employees. Next Thing Technologies utilizes a team of 23 contractors and advisers.

We engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Regulation

The company is not aware of any regulations that it is subject to at this point. However, in the future we expect to be regulated by a number of regulations like the Residential Energy Storage System Regulations.

Intellectual Property

The company maintains the secrecy of its technology through trade secrets, and does not yet have any patents.

The company has applied for the following trademark:

Mark	U.S. Serial Number	Application Filing Date
NEXT BOLT	97396004	May 5, 2022

The trademark application for 'NEXT BOLT' remains active and has now been approved for publication by the USPTO. Although it underwent a suspension period starting July 6, 2023, that phase has concluded, and the application successfully moved forward through examination. The next step required by the USPTO is the publication of the mark for potential opposition, after which we will need to demonstrate use of the mark in commerce to achieve final registration.

The company recognizes the importance of expanding its intellectual property protection as it grows. As part of our evolving strategy, we are exploring additional ways to safeguard our innovations, which may include applying for patents, further trademark registrations, and entering into confidentiality agreements with partners and employees. We are also assessing potential jurisdictions where additional protections may be necessary to secure our competitive position globally.

Effective protection of our intellectual property may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Litigation

The company is not currently engaged in any litigation and is not aware of any pending litigation.

The Company's Property

The company does not currently own any property. We lease a 500 square foot office in Oceanside, California for $470 a month, not including utilities and other addons. Additionally, we also utilize partners for their lab equipment, facilities and staff to help facilitate all needed R&D, prototyping and production. We have planned office and/or lab expansions depending on financing. With significant financing and acquisition of talent we might consider building our own facilities.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The directors, executive officers and significant employees of the company as of December 31, 2024 are as follows:

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:				
Jason Adams	Chief Executive Officer	41	August 26, 2019 - Present	Full-time
Directors:				
Jason Adams	Director	41	August 26, 2019 - Present	N/A

Jason Adams, CEO, Director

Jason Adams is an energy investor, dealmaker, leader, and growth expert. He has worked in software, technology, subscriptions, and product fulfilment. Mr. Adams was a growth consultant for High Sierra Media from 2021 to 2022, the Head of Growth for Globein from 2020 to 2021 and oversaw technology and publishing for Got Clicks from 2018 to 2020. During his first year in his most recent role as Head of Growth at fair trade company Globein, the company's month over month revenue more than doubled. His crossover experience in managing technology, software, and subscription make him particularly capable to produce results in consumer facing technology sectors.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In June 2024, the Company repurchased 5,761,523 shares of Class B Common Stock from Salinity Ventures LLC for $60.

RISK FACTORS

The SEC requires Next Thing to identify risks that are specific to its business and its financial condition. Next Thing is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The company is a development-stage company.

The company was incorporated in Delaware on August 26, 2019. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. The company's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. The company will only be able to pay dividends on any shares issuable upon conversion of the notes once its directors determine that it is financially able to do so.

Our management has raised substantial doubt about our ability to continue as a going concern and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report.

We are dependent on additional fundraising in order to sustain our ongoing operations. The company has a history of losses and has projected operating losses and negative cash flows for the next several months. As a result of our recurring losses from operations, negative cash flows from operating activities and the need to raise additional capital there is substantial doubt of our ability to continue as a going concern. Therefore, our independent registered public accounting firm included an emphasis of a matter paragraph expressing substantial doubt about the company's ability to continue as a going concern in its report on our audited financial statements for the year ended December 31, 2024. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. We cannot assure you that the company will be successful in acquiring additional funding at levels sufficient to fund its future operations beyond its current cash runway. If the company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely.

The company expects to experience future losses as it implements its business strategy and will need to generate significant revenues to achieve profitability, which may not occur.

We have incurred net losses since our inception, and we expect to continue to incur net losses in the future. To date, we have funded our operations from the sale of equity and debt securities and other financing arrangements. We expect to continue to increase operating expenses as we implement our business strategy, which include development, sales and marketing, and general and administrative expenses and, as a result, we expect to incur additional losses and continued negative cash flow from operations for the foreseeable future. We will need to generate significant revenues to achieve profitability. We cannot assure you that we will ever generate sufficient revenues to achieve profitability. If we do achieve profitability in some future period, we cannot assure you that we can sustain profitability on a quarterly or annual basis in the future. If our revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations or cannot be adjusted accordingly, our business, operating results and financial condition will be materially and adversely affected.

We have a limited amount of cash to grow our operations. If we cannot obtain additional sources of cash, our growth prospects and future profitability may be materially adversely affected, and we may not be able to implement our business plan. Such additional financing may not be available on satisfactory terms or it may not be available when needed, or at all.

As of December 31, 2024, we had cash and cash equivalents of approximately $507,291. We will likely require significant additional cash to satisfy our working capital requirements and expand our operations, although our growth, either internally through our operations or externally, may limit our growth potential and our ability to execute our business strategy successfully. If we issue securities to raise capital to finance operations and/or pay down or restructure our debt, our existing shareholders may experience dilution.

The company has significant discretion over the net proceeds of any offering.

The company has significant discretion over how it has and will utilize the net proceeds of any offering, including its Regulation Crowdfunding offering. As is the case with any business, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through any offering has or will prove optimal or translate into revenue or profitability.

The company currently relies on a single product.

The company's primary planned product is the Next Bolt battery. The company's survival depends upon being able to develop the Next Bolt, bring it to market and sell it to sufficient customers to make a profit. The company does not have any customers and the company will only succeed if it can attract customers to purchase the Next Bolt.

Our technology could not be created, could not work, or could be proven infeasible within project requirements.

The company may never complete or fully develop the Next Bolt battery or any other product, and even if it does, there is no guarantee that the Next Bolt battery would work as envisioned and intended. Any failure in the research and development phase, including uncertainties and potential failures in achieving desired technological outcomes or making the product as efficient as other systems, would substantially impair the company's ability to maintain its operations, develop a viable product, and compete in the market, which could result in investors losing their entire investment.

Our inventory could get damaged or be destroyed.

We anticipate that we will maintain an inventory of our products for distribution and sale. Such inventory could be damaged or destroyed. Furthermore, battery technology is often dangerous and there is an increased risk of fire or explosion with our inventory. Any loss to our inventory could impact our revenues and returns to our investors.

Our distribution channels may prove inadequate at getting our products to our customers.

We will need to find the right distribution methods in order to get our products to our potential customers. If the distribution channels we identify are inadequate or are otherwise ineffective at getting our products to our customers our ability to maintain our operations will be materially impacted.

The company depends on supply chains to provide our products to consumers.

Disruptions to the supply chain could substantially impair our ability to deliver consumer products on a timely basis and at desired prices. In the event of any such disruptions, we would need to source components and raw materials from new providers or manufacturers. There is no guarantee that the company would be able to secure such components and/or raw materials.

We are dependent on global supply chains.

The battery industry and its suppliers face high demand from stationary storage, electric vehicles, and other industries, leading to supply chain constraints and shortages of products, which may be exacerbated by novel battery chemistries and components due to less developed supply chains for these materials and components. The company faces risks associated with dependency on specific suppliers and the risk of inconsistent production quality, as well as the potential impact on its ability to produce its product and meet customer demand due to relying on single suppliers without alternatives.

We will need to maintain and significantly grow our access to battery cells, including through the development and manufacture of our own cells, and control our related costs.

We are dependent on the continued supply of battery cells for our energy storage products, and we will require substantially more cells to grow our business according to our plans. Any disruption in the supply of battery cells could limit production of our energy storage products.

In addition, the cost and mass production of battery cells, whether manufactured by suppliers or by us, depends in part upon the prices and availability of raw materials such as lithium, nickel, cobalt and/or other metals. The prices for these materials fluctuate and their available supply may be unstable, depending on market conditions and global demand for these materials. For example, as a result of increased global production of electric vehicles and energy storage products, suppliers of these raw materials may be unable to meet our volume needs. Additionally, our suppliers may not be willing or able to reliably meet our timelines or our cost and quality needs, which may require us to replace them with other sources. Any reduced availability of these materials may impact our access to cells and our growth, and any increases in their prices may reduce our profitability if we cannot recoup such costs through increased prices. Moreover, our inability to meet demand and any product price increases may harm our brand, growth, prospects and operating results.

The company's success depends on the experience and skill of its founder.

The company is dependent on its founder, Jason Adams, but has not obtained key man life insurance. The loss of Mr. Adams could harm the company's business, financial condition, cash flow and results of operations.

We could lose key employees, vendors, partnerships, agreements or strategic advantages.

The company's success is dependent upon its continued relationships with key employees, vendors, and partners, and the termination of any of these relationships could result in the loss of strategic and competitive advantages. Additionally, the company faces risks associated with difficulty in attracting, hiring, and retaining skilled workers and qualified personnel, which could harm its ability to compete and achieve its business objectives. Managing human resources risk, ensuring team performance, and mitigating the impact of key personnel leaving are crucial factors that could significantly impact the company's success.

We rely on our employees, vendors, and partners to provide us with high quality services, components and information.

The company depends on its employees, vendors and partners to provide it with the services, components and information it needs to meet its business objectives. If any of these parties fail to meet our needs and expectations it could delay our products, resulting in loss of time and capital.

We cannot assure you that we will effectively manage our growth.

We cannot assure you that we will be able to grow the company's revenues and earnings. The growth of the company is contingent upon various factors, including market acceptance, competition, access to capital, ability to employ effective employees, and to otherwise attract and retain key personnel. To manage the anticipated future growth and carry out the company's plans for the development and commercialization of the company's products and services, the company will need to recruit and retain qualified management and personnel across a wide range of operational, sales and financial capabilities. Competition for executive and key personnel is intense. The company may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of the company's operations geographically may lead to significant costs and may divert the company's management and business development resources. Any ability to manage the company's growth or complications involving management of the company's growth could delay execution of the company's business plan or disrupt the company's operations. We could face difficulties in scaling up production from prototype or small-scale batches to mass production. This could significantly impact the company's ability to meet customer demand and achieve profitability. Furthermore, the company may encounter challenges with its third-party manufacturers, including product reliability and quality control. This could lead to product delays, recalls, or other issues that impact the company's reputation and financial performance.

If we do not successfully establish and maintain our company as a highly trusted and respected name for battery technology or are unable to attract and retain customers, we could sustain loss of revenues, which could significantly affect our business, financial condition and results of operations.

In order to attract and retain a customer base and increase business, we must establish, maintain and strengthen our name and the products and services we provide. In order to be successful in establishing our reputation, customers must perceive us as a trusted source for high quality batteries. If we are unable to attract and retain customers, we may not be able to successfully establish our name and reputation, which could significantly affect our business, financial condition and results of operations.

Our products may not be accepted by the market.

The company could face challenges in convincing consumers and businesses to adopt new technology. Our competitors, some of whom have more advanced technologies and resources, could significantly impact the company's ability to gain market share and achieve profitability.

We may be unsuccessful at commercializing, marketing and distributing our products.

The company faces challenges in commercializing, marketing, and distributing our products, and overcoming barriers to market entry. Failure to effectively address these challenges could significantly impact the company's ability to achieve profitability and long-term success.

We expect to raise additional capital through equity and/or debt offerings and to provide our employees with equity incentives. Any ownership interest you may have in the company will likely be diluted and could be subordinated.

In order to fund future growth and development, the company will likely need to raise additional funds in the future by offering its securities and/or other classes of equity or debt that convert into its securities, any of which offerings would dilute the ownership percentage of our current shareholders. Additionally, the development of battery technology is capital intensive. We may not have enough capital to make our economies of scale work at necessary levels to generate a profit. If we are unable to raise additional capital you could lose your entire investment.

We face substantial competition and our inability to compete effectively could adversely affect our sales and results of operations.

We operate in intensely competitive markets that experience frequent changes in industry, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to anticipate or react to these competitive challenges, or if existing or new competitors gain market share in any of our markets, our competitive position could weaken, and we could experience a decline in our revenues that could adversely affect our business and operating results. To compete successfully, we must maintain an innovative research and development effort to market our product, develop new solutions and enhance our existing solutions, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategies, and effectively adapt to technological changes. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, our competitive position and our financial results could be adversely affected.

Many of our competitors have greater financial, technical, marketing, or other resources than we do and consequently, may have the ability to influence customers to purchase their products instead of ours. Tesla, LG, and Samsung are just a few of the companies we compete against. As a result of this competition, the company may be unable to acquire significant market share. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the company. Further consolidation within our industry or other changes in the competitive environment could result in larger competitors that compete with us. The company faces risks associated with the impact of significant lithium resources or drops in lithium prices undermining the competitive position of our batteries. This could significantly impact the demand for and viability of the company's product.

The company may not be successful in marketing its products to its customers.

The company's operating results may fluctuate significantly from period to period as a result of a variety of factors. There is no assurance that the company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the company's revenues may vary, and the company's operating results may experience fluctuations. There could be changes in market dynamics or consumer preferences that could reduce demand for the product. The product could not meet market expectations or be inferior to competing technologies. This could significantly impact the company's ability to attract and retain customers and achieve profitability. More effective technologies could render the company's products obsolete. This could significantly impact the demand for and viability of the company's product.

We have not taken steps to protect certain intellectual property developed by the company.

The operations of Next Thing are still in the early exploratory and research & development phase. We believe that more development will be required to both reach a marketable consumer product, as well as inventions that may be protectable through the patent process. If we develop inventions and do not sufficiently protect them, it is possible that competitors may be able to utilize those same inventions without the company realizing value for its efforts, and thereby harming our future prospects. Further, the technology we develop may be challenged as infringing on existing technologies. Regardless of the merit of such potential claims, we could be drawn into expensive litigation that drains the company's resources, or forces the company to pursue alternative designs or developments, adding time and expense prior to creating a marketable consumer product. We could face challenges related to protecting or potentially infringing on intellectual property. This could lead to legal disputes, financial losses, and impact the company's ability to commercialize its technology.

We may be required to defend or insure against product liability claims.

We face the risk of product liability claims in the event our batteries do not perform or are claimed to not have performed as expected. Any product liability claim may subject us to lawsuits and substantial monetary damages, product recalls or redesign efforts, and even a meritless claim may require us to defend it, all of which may generate negative publicity and be expensive and time-consuming.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2024, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class B Common Stock	First Holding Management LLC (2)	4,635,600	0	38.00%
Class B Common Stock	Jackson Investment Management LLC (3)	7,563,357	0	62.00%
Preferred Stock	Next Thing Technologies I, a series of Wefunder SPV, LLC	2,620,394	0	100.00%
Class B Common Stock	Executive Officers and Directors as a Group	7,563,357	0	62.00%

(1) The address of each beneficial owner is the company's principal office.

(2) First Holding Management LLC is wholly owned by Nick Urbani.

(3) Jackson Investment Management LLC is wholly owned by Jason Adams, our CEO and sole director.

RECENT OFFERINGS OF SECURITIES AND OUTSTANDING DEBT

During the past three years, the company has engaged in the following offerings of securities:

- On August 18, 2023, the company commenced an offering of its Class A Common Stock pursuant to Regulation A. As of December 31, 2024, the company had issued 391,630 shares of Class A common stock at a price of $3.00 or $6.00 per share (depending on when the shares were purchased and subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $1,034,639.
- As of May 15, 2023, the company issued 2,620,394 shares of Preferred Stock for $4,997,999 of gross proceeds pursuant to Regulation Crowdfunding. The proceeds of this offering were used for working capital and general corporate purposes.
- Since inception, the officers, directors and affiliated persons of the company have paid an aggregate average price of $0.003 per share of Class B Common Stock for a total of 18,000,000 shares pursuant to Section 4(a)(2) of the Securities Act of 1933.

DESCRIPTION OF CAPITAL STOCK

The following descriptions summarize important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the company's Restated Certificate of Incorporation (the "Certificate") and Bylaws (the "Bylaws"). For a complete description of the company's securities, you should refer to our Certificate and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The company's Certificate provides that our authorized capital consists of 32,000,000 shares of Class A Common Stock, par value $0.00001 per share, 18,000,000 shares of Class B Common Stock, par value $0.00001 per share, and 10,000,000 shares of Preferred Stock, $0.00001 per share. As of December 31, 2024, the Company had 358,375 shares of Class A Common Stock, 12,198,957 shares of Class B Common Stock and 2,620,394 shares of Preferred Stock issued and outstanding.

On June 11, 2021, the Board of Directors approved and adopted the company's 2021 Equity Incentive Plan (the "Plan") and reservation of 2,400,000 shares of Class A common stock for the Plan. As of December 31, 2024, there are 274,927 options outstanding and exercisable under the Plan.

Common Stock

Voting Rights

Each share of Class A Common Stock has one vote and each share of Class B Common Stock shall be entitled to ten votes.

Election of Directors

The holders of the Common Stock are entitled to elect, remove and replace all directors of the company.

Dividend Rights

The holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock.

Series Seed Preferred Stock

Voting Rights

Each share of Series Seed Preferred Stock has the number of votes equal to the number of Class A Common Stock into which the shares of Series Seed Preferred Stock would convert as of the record date for determining stockholders entitled to vote on a matter. As of the date of this report the number of votes each share of Series Seed Preferred Stock is entitled to cast is one.

Election of Directors

The holders of the Series Seed Preferred Stock are entitled to elect, remove and replace all directors of the company together with the holders of Common Stock.

Dividend Rights

The holders of the Series Seed Preferred Stock shall be entitled to receive together with the holders of the Common Stock, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Series Seed Preferred Stock in an amount equal to the greater of (i) the aggregate price paid by the holders of the Series Seed Preferred Stock upon issuance or (ii) the amount that would have been paid to the holders of Series Seed Preferred Stock had such been converted into Class A Common Stock immediately prior to liquidation or winding up.

Conversion Rights

Each share of Series Seed Preferred Stock is convertible, at the option of the individual holders, at any time, into Class A Common Stock. The number of shares of Class A Common Stock into which the Series Seed Preferred Stock will convert is initially 1-for-1. The conversion ratio is subject to adjustment for stock splits, combinations, certain dividends and distributions, reclassification, exchange, substitution, merger and/or consolidation as more fully described in our Certificate. Additionally, the Series Seed Preferred Stock will be required to convert into Class A Common Stock upon either (a) the closing of the sale of shares of Class A Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of a majority of the outstanding shares of Series Seed Preferred Stock at the time of such vote or consent, voting as a single class on an as-converted basis

Preferred Stock

The Board of Directors of the company is authorized by the Certificate to designate the number of shares of any series of Preferred Stock as well as the rights and preferences of the same.

Crowdfunding Issuer

The Series Seed Preferred Stock sold in our offering under Regulation Crowdfunding was sold through Next Thing Technologies I, A Series of Wefunder SPV, LLC acting as the Crowdfunding Vehicle and co-issuer in our offering. Interests in the Crowdfunding Issuer are LLC membership interests subject to the terms of the operating agreement of the Crowdfunding Issuer and the requirements of Rule 3a-9 under the Investment Company Act of 1940, as amended.

What it means to be a minority holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the company. You will hold a minority interest in the company and the founders combined with a few other shareholders will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

An investor's stake in a company could be diluted due to the company issuing additional shares (including upon the conversion of convertible securities). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as the Regulation A Offering, an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

Valuation

The company determined the share price of its Preferred Stock in its Regulation CF offering based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this report.

Overview

Next Thing Technologies, Inc was formed on August 26, 2019 under the laws of the state of Delaware, and is headquartered in Oceanside, California. Next Thing is a research and development and technology company creating technology for personal, commercial and government use. Next Thing is developing Next Bolt, which we intend to be an affordable, modular, safe, and easier-to-install battery for individuals and businesses.

Results of Operations for the years ended December 31, 2024 and December 31, 2023

Since its founding in 2019, the company has been supported by its founders and its offerings of securities under Regulation Crowdfunding and Regulation A while it has focused on efforts related to the initial development of the company's core product. The company has not yet begun generating revenues.

Operating Expenses

Selling, general and administrative expenses

In 2024, the Company incurred $1,996,599 in operating expenses, as compared to $1,434,785 in operating expenses incurred in 2023, representing a 39% increase.

Operating expenses of the Company were composed of selling, general and administrative expenses and research and development expense.

Selling, General and administrative expenses are comprised primarily of legal, payroll, stock option expense and contractor professional services related to establishing the business infrastructure, maintaining compliance, raising capital and technology development. The total expense increased by $317,827 or 37% to $1,187,716 in 2024 compared to $869,889 in 2023. This increase is primarily attributed to the increase in contractor expenses of $250,572 or 92% to $523,525 in 2024 from $272,953 in 2023, the increase in payroll and related expenses of $87,171 or 21% to $500,415 in 2024 from $413,244 in 2023 and the increase in advertising of $65,211 or 16% to $462,325 in 2024 from $397,114 in 2023. Additionally, stock option expense in 2024 amounted to $60,320. The expenses incurred in business infrastructure, brand marketing, business development and raising capital included related compliance requirements.

Research and development expenses

Research and development expenses are related to research costs incurred for technology development. The research and development expenses are comprised of payroll, third party contractors, depreciation and stock option expense. The total expense increased by $243,987 or 43% to $808,883 in 2024 compared to $564,896 in 2023.

Other Income

Other income consists of interest income and decreased by $48,342, or 48%, to $53,318 in 2024 compared to $101,660 in 2023.

Net Loss

Accordingly, the company's net loss increased $610,156 or 46% to $1,943,281 for 2024 compared to $1,333,125 in 2023.

Liquidity and Capital Resources

As of December 31, 2024, the company had $507,291 in cash and cash equivalents compared to $2,023,383 of cash and cash equivalents at December 31, 2023. Net cash used in operating activities was $1,866,148 and $1,220,127 for the years ended December 31, 2024 and 2023, respectively.

To date, the company's operations have been financed through loans from its founders and stock purchases.

We are reliant on the proceeds from our current Regulation A offering, together with our cash and cash equivalent balances to meet our liquidity and capital expenditure requirements for the next 12 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to modify the near-term scope of its planned development and operations, which could delay implementation of the Company's business plan and harm its business, financial condition, and operating results.

Equity Issuances

During the year ended December 31, 2024, the Company continued the Regulation A offering of its Class A common stock, of which a portion of this offering includes selling Class B stockholders. The Company issued 187,500 shares of Class A common stock at a price of $3.00 per share and effective November 7, 2024 at a price of $6.00 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $524,105 in the year ending December 31, 2024 including shares issued related to the $83,507 amounts received in the prior year. In addition, a subscription receivable amounted to $2,924 as of December 31, 2024. The Company also received $5,040 in amounts for shares to be issued for which shares had not yet been issued as of December 31, 2023, and therefore recorded such as a current liability pending issuance of such shares. The Company incurred $86,194 in offering costs associated with this offering. With this offering, the selling Class B shareholders sold 10,780 shares of Class A common stock, which were converted from Class B common stock in association with these sales. The proceeds of which of $32,340 were received by the Company and remitted to the selling shareholders.

During the year ended December 31, 2023, the Company initiated a Regulation A offering of its Class A common stock, of which a portion of this offering includes selling Class B stockholders. The Company issued 204,130 shares of Class A common stock at a price of $3.00 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $510,534. The Company incurred $72,983 in offering costs associated with this offering. The Company also received $83,507 in amounts for shares to be issued for which shares had not yet been issued as of December 31, 2023, and therefore recorded such as a current liability pending issuance of such shares. With this offering, the selling Class B shareholders sold 28,740 shares of Class A common stock, which were converted from Class B common stock in association with these sales. The proceeds of which $86,220 were received by the Company and remitted to the selling shareholders.

Plan of Operations

Our primary objective for this year is to secure the necessary capital to execute our strategic vision in what is a capital-intensive and competitive industry. Fundraising is essential to our success and will guide the extent to which we can pursue key initiatives. In parallel with raising capital, we will explore supplementary funding opportunities through grants, government programs, and strategic partnerships.

Contingent upon securing sufficient funding, our focus will shift to several operational priorities, including:

- Developing documented case studies to facilitate partnership development with additional testing needed for further case studies.

- Advancing next-generation prototypes through additional testing as part of our ongoing research and development (R&D) efforts.

- Secure additional funding to enable hiring key personnel to strengthen our technical and operational teams.

- Expanding intellectual property (IP), particularly in battery performance.

- Pursuing manufacturing and licensing opportunities in areas less likely to be affected by the ongoing trade and tariff struggle with China.

- Applying for government incentives, grants, and tax credits, requiring dedicated resources.

- Building a commercial-level prototype, focusing in the short term on improving the core cell chemistry to make the technology truly disruptive and market-ready, to enable business development, case study partnerships, and future sales.

- Continuing to expand lab capabilities and exploring collaborations with external research labs.

- Developing lead channels for home services, supporting product distribution and sales, with potential early revenue.

- Continuing to develop a complementary technology that enhances battery performance and efficiency.

Our plan is flexible and scalable, with exact steps influenced by the level of funds raised. While our primary focus is on battery technologies, we will also explore tangential innovations that improve system efficiency and overall performance.

Given the iterative nature of R&D, timelines are subject to change. Currently, we anticipate having a production model within three years, pending successful completion of key milestones and sufficient funding.

We are excited about the potential our technology offers, but much of our ability to achieve these goals depends on securing the necessary funding. Each step will be carefully timed and scaled according to available capital, ensuring adaptability to market conditions while staying focused on long-term success.

We have advanced our research and development efforts, laying important groundwork for future technological improvements. As is common with innovative R&D, the process is iterative, and timelines are subject to various factors, most critically the availability of funding. While we are encouraged by initial signs, significant capital is required to move definitively towards a production-ready model. Our ongoing Regulation A fundraising efforts are key to securing these necessary resources.

Pending successful fundraising and R&D outcomes, we currently anticipate this development phase could take approximately 3 years but this is an estimate and depends heavily on capital inflow. We are committed to strategically deploying funds as they become available to maximize progress.

Trend Information

In the views of management, the current global crises have put a focus on national security with relation to energy. In addition, everyone is seeing inflated energy prices down to a consumer level and increasing energy demands with electric vehicles and AI. As a result, interest in energy storage is increasing--if you are worried about rising energy prices, storing your own energy is seen as a potential solution. Further, infrastructure legislation has brought additional federal funding into the battery space, allowing for potential efficiencies when we are ready for production of Next Bolt.

We see a potential drawback as being increased competition in this space as more electric storage companies enter the market, which could result in competition for talent making it harder to hire research and development teams. Further, volatility of demand for lithium and other battery materials requires risk planning. This potentially makes it harder for us to enter into test markets. With increased costs and competition for talent, materials and manufacturing capacity, the timeline to launch products into market might be increased, which will affect our ability to spend money on R&D and other initiatives.

Additionally, with this additional competition there might be price pressure for our products. If the company is forced to engage in price wars to gain market share it might be compelled to lower its expenses in R&D and other parts of its operations.

Relaxed Ongoing Reporting Requirements

 If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

- taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

- being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our stockholders could receive less information than they might expect to receive from more mature public companies.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant   *Next Thing Technologies Inc.*

Date: April 30, 2025   By: /s/ Jason Adams
                                                     Jason Adams
                                                     Chief Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 30, 2025   By: /s/ Jason Adams
                                                     Jason Adams
                                                     Chief Executive Officer, Chief Financial Officer, Chief
                                                     Accounting Officer and Director

NEXT THING TECHNOLOGIES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2024 and 2023

To the Board of Directors of
Next Thing Technologies, Inc.
San Francisco, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Next Thing Technologies, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $1,943,281 and $1,333,125 for the years ended December 31, 2024 and 2023, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2024 and 2023. As of December 31, 2024, the Company had an accumulated deficit of $5,200,385. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC
Denver, Colorado
April 29, 2025

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com


NEXT THING TECHNOLOGIES, INC.

BALANCE SHEETS


	December 31,	
	2024	**2023**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 507,291	$ 2,023,383
Interest receivable	-	4,808
Subscription receivable	2,924	-
Prepaid expenses	3,379	-
Total current assets	513,594	2,028,191
Property and equipment, net	18,641	16,949
Intangible assets	923	923
Total assets	$ 533,158	$ 2,046,063
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 129,632	$ 118,960
Pending investments	5,040	83,507
Total liabilities	134,672	202,467
Commitments and contingencies		
Stockholders' equity:		
Series Seed Preferred stock, $0.00001 par value, 2,620,394 shares authorized, 2,620,394 and 2,620,394 shares issued and outstanding as of December 31, 2024 and 2023, respectively; liquidation preference of $5,083,564 as of both December 31, 2024 and 2023	26	26
Undesignated Preferred stock, $0.00001 par value, 7,379,606 shares authorized as of December 31, 2024 and 2023	-	-
Class A common stock, $0.00001 par value, 32,000,000 shares authorized, 391,630 and 204,130 shares issued and outstanding as of December 31, 2024 and 2023, respectively	4	2
Class B common stock, $0.00001 par value, 18,000,000 shares authorized, 12,198,957 and 17,971,260 shares issued and outstanding as of December 31, 2024 and 2023, respectively	122	180
Additional paid-in capital	5,598,779	5,100,492
Treasury stock, 5,761,523 shares of Class B common stock	(60)	-
Accumulated deficit	(5,200,385)	(3,257,104)
Total stockholders' equity	398,486	1,843,596
Total liabilities and stockholders' equity	$ 533,158	$ 2,046,063

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	2023
Revenues	$ -	$ -
Operating expenses:		
Selling, general and administrative	1,187,716	869,889
Research and development	808,883	564,896
Total operating expenses	1,996,599	1,434,785
Loss from operations	(1,996,599)	(1,434,785)
Other income (expense), net:		
Dividend income	53,318	101,660
Total other income (expense), net	53,318	101,660
Net loss	$ (1,943,281)	$ (1,333,125)
Weighted average common shares outstanding - basic and diluted	15,145,997	18,042,355
Net loss per common share - basic and diluted	$ (0.13)	$ (0.07)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Series Seed Preferred Stock		Common Stock Class A		Common Stock Class B		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Shares	Amount	Equity
Balances at December 31, 2022	2,619,329	$ 26	-	$ -	18,000,000	$ 180	$ 4,662,943	$ (1,923,979)	-	- $	$ 2,739,170
Adjustment of shares	1,065	-	-	-	-	-	-	-	-	-	-
Issuance of common Stock pursuant to Regulation A offering	-	-	175,390	2	-	-	510,532	-	-	-	510,534
Issuance of Class A common stock sold by Class B shareholders	-	-	28,740	-	(28,740)	-	-	-	-	-	-
Offering costs	-	-	-	-	-	-	(72,983)	-	-	-	(72,983)
Net loss	-	-	-	-	-	-	-	(1,333,125)	-	-	(1,333,125)
Balances at December 31, 2023	2,620,394	$ 26	204,130	$ 2	17,971,260	$ 180	$ 5,100,492	$ (3,257,104)	-	- $	$ 1,843,596
Issuance of common stock pursuant to Regulation A offering	-	-	176,720	2	-	-	524,103	-	-	-	524,105
Issuance of Class A common stock sold by Class B shareholders	-	-	10,780	-	(10,780)	-	-	-	-	-	-
Repurchase of Class B Common Stock	-	-	-	-	(5,761,523)	(58)	58	-	5,761,523	(60)	(60)
Stock option expense	-	-	-	-	-	-	60,320	-	-	-	60,320

Offering costs	-	-	-	-	-	-	(86,194)	-	-	-	(86,194)
Net loss	-	-	-	-	-	-	-	(1,943,281)	-	-	(1,943,281)
Balances at December 31, 2024	2,620,394	$ 26	391,630	$ 4	12,198,957	$ 122	$ 5,598,779	$ (5,200,385)	5,761,523	$ (60)	$ 398,486

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
Cash flows from operating activities:		
Net loss	$(1,943,281)	$(1,333,125)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	4,712	1,541
Stock option expense	60,320	-
Change in operating assets and liabilities:		
Interest receivable	4,808	(4,808)
Prepaid expenses	(3,379)	5,710
Accounts payable and accrued expenses	10,672	110,555
Net cash used in operating activities	(1,866,148)	(1,220,127)
Cash flows from investing activities:		
Acquisition of property and equipment	(6,404)	(18,490)
Net cash used in investing activities	(6,404)	(18,490)
Cash flows from financing activities:		
Repurchase of Class B shares	(60)	-
Issuance of common stock pursuant to Regulation A offering	475,054	680,261
Passthrough of Regulation A proceeds to selling shareholders	(32,340)	(86,220)
Offering costs	(86,194)	(72,983)
Net cash provided by financing activities	356,460	521,058
Net change in cash and cash equivalents	(1,516,092)	(717,559)
Cash and cash equivalents at beginning of year	2,023,383	2,740,942
Cash and cash equivalents at end of year	$ 507,291	$ 2,023,383
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -
Supplemental disclosure of non-cash financing activities:		
Issuance of Class A common stock for pending investments	$ 83,507	$ -
Subscriptions receivable	$ 2,924	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Next Thing Technologies, Inc. (the "Company") is a corporation formed on August 26, 2019 under the laws of Delaware. The Company is creating and investing in solutions focused on energy storage and renewable energy technologies. The Company is headquartered in Oceanside, California.

As of December 31, 2024, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, research and development and raising of capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $1,943,281 and $1,333,125 for the years ended December 31, 2024 and 2023, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2024 and 2023. As of December 31, 2024, the Company had an accumulated deficit of $5,200,385. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying financial statements include deferred income tax assets and valuation of stock options.

Reclassifications

We have reclassified, combined or separately disclosed certain amounts in the prior years' financial statements and accompanying footnotes to conform with the current year's presentation. These changes consisted of reclassifying expenses on the statement of operations realigning certain expenses previously classified as selling and marketing and general and administrative to selling, general and administrative and research and development.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2024 and 2023, there was $197,093 and $1,1776,516 of cash in excess of federally insured limits or in uninsured money market accounts, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Money market funds are classified as cash equivalents if they are short-term, highly liquid investments readily convertible to known amounts of cash and subject to an insignificant risk of changes in value. As of December 31, 2024 and 2023, the Company held $437,093 and $1,750,223 in money market funds, respectively, which were classified as cash equivalents. For the years ended December 31, 2024 and 2023, money market funds earned dividend income of $53,317 and $101,660, respectively.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets consist primarily of trademarks purchased in September 2019. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company did not recognize any impairment charge during the years ended December 31, 2024 and 2023.

Deferred Offering Costs

The Company complies with the requirements of Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Research and Development

The Company's research and development activities focus on products designed to support technology development, financing, and future revenue growth. Research and development expenses consist primarily of contracted development and testing efforts associated with the development of products.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the Company's property and equipment. The Company's equipment is depreciated over a useful life of 5 years.

The Company periodically assesses property and equipment for impairment whenever events or circumstances indicate the carrying amount of an asset may exceed its fair value. If property and equipment is considered impaired, the impairment losses will be recorded on the statement of operations. The Company did not recognize any impairment losses during the years ended December 31, 2024 and 2023.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2024 and 2023, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items included stock options outstanding as of December 31, 2024 and 2023, and 2,620,394 shares of preferred stock outstanding as of December 31, 2024 and 2023 (see Note 5).

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes* (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. This ASU requires disclosure, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, the ASU requires disclosure of income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU is effective for public business entities for annual periods beginning after December 15, 2024 and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective applications is permitted. The Company expects this ASU to only impact the disclosures on the financial statements with no impacts on the financial condition, results of operations and cash flows.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment at December 31:

| | December 31, | |
	2024	2023
Equipment	$ 24,894	$ 18,490
Less: Accumulated depreciation	(6,253)	(1,541)
Property and equipment, net	$ 18,641	$ 16,949

Depreciation expense was $4,712 and $1,541 for the years ended December 31, 2024 and 2023, respectively.

5. STOCKHOLDERS' EQUITY

As of December 31, 2024 and 2023, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 10,000,000 shares of preferred stock, with 2,620,394 designated as Series Seed Preferred Stock. 32,000,000 shares of Class A common stock and 18,000,000 shares of Class B common stock, all $0.00001 par value.

During the year ended December 31, 2024, the Company continued the Regulation A offering of its Class A common stock, of which a portion of this offering includes selling Class B stockholders. The Company issued 187,500 shares of Class A common stock at a price of $3.00 per share and effective November 7, 2024 at a price of $6.00 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $524,105 in the year ending December 31, 2024 including shares issued related to the $83,507 amounts received in 2023. In addition, a subscription receivable amounted to $2,924 as of December 31, 2024. The Company also received $5,040 in amounts for shares to be issued for which shares had not yet been issued as of December 31,

2024, and therefore recorded such as a current liability pending issuance of such shares. The Company incurred $86,194 in offering costs associated with this offering. With this offering, the selling Class B shareholders sold 10,780 shares of Class A common stock, which were converted from Class B common stock in association with these sales. The proceeds of which of $32,340 were received by the Company and remitted to the selling shareholders.

During the year ended December 31, 2023, the Company initiated a Regulation A offering of its Class A common stock, of which a portion of this offering including selling Class B stockholders. The Company issued 204,130 shares of Class A common stock at a price of $3.00 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $510,534. The Company incurred $72,983 in offering costs associated with this offering. The Company also received $83,507 in amounts for shares to be issued for which shares had not yet been issued as of December 31, 2023, and therefore recorded such as a current liability pending issuance of such shares. With this offering, the selling Class B shareholders sold 28,740 shares of Class A common stock, which were converted from Class B common stock in association with these sales. The proceeds of which $86,220 were received by the Company and remitted to the selling shareholders.

Each holder of Class A common stock will be entitled to one vote for each share of common stock held. Each holder of Class B common stock will be entitled to ten votes for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. Class B stockholders may convert shares of Class B common stock into shares of Class A common stock at the option of the holder at any time.

Holders of Series Seed Preferred Stock are entitled to various protective provisions, including dilution protected dividend rights ratable with common stockholders and conversion rights into Class A common stock at a dilution protected one-for-one rate at the holder's option. Series Seed Preferred Stock is subject to mandatory conversion if and upon an initial public offering or upon a vote of the holders. Holders of Series Seed Preferred Stock have voting rights on an as converted basis with Class A common stock. Holders of Series Seed Preferred Stock are entitled to a liquidation preference of $1.94 per share, resulting in a liquidation preference of $5,083,564 as of December 31, 2024 and 2023. Preferred stockholders have one vote per share.

In June 2024, the Company repurchased 5,761,523 shares of Class B Common Stock from Salinity Ventures LLC for $60.

As of December 31, 2024 and 2023, the Company had 391,630 and 204,130 shares of Class A common stock and 12,198,957 and 17,971,260 shares of Class B common stock outstanding, each respectively.

As of both December 31, 2024 and 2023, the Company had 2,620,394 shares of Series Seed Preferred Stock issued and outstanding.

2021 Equity Incentive Plan

On June 11, 2011, the Board approved and adopted the Company's 2021 Equity Incentive Plan (the "Plan") and reservation of 2,400,000 shares of Class A common stock for the Plan. There was 2,125,073 and 2,343,228 shares available for issuance under the Plan as of December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, there were 274,927 and 56,772 options outstanding with a weighted average exercise price of $2.76 and $1.94 per share, respectively. There were 69,772 and 32,217 options exercisable as of December 31, 2024 and 2023, respectively.

In 2024, 218,155 stock options were granted to certain employees and consultants of the Company. The options have an exercise price of $1.94 or $3.00 per share, vesting periods ranging from immediate to over 4 years, a life of 10 years from the grant date and are subject to the terms and conditions of the Plan.

The Company recognizes compensation expense for stock option awards on a straight-line basis over the applicable service period of the award. The service period is generally the vesting period. The following assumptions were used to calculate share-based compensation expense for year ended December 31, 2024:

	2024
Weighted average fair value	$ 1.88
Volatility	65.9%
Risk-free interest rate	3.75-4.40%
Dividend yield	0.0%
Expected term	5.00-6.08 years

The following is a summary of option activity pursuant to the Plan during the years ended December 31, 2024 and 2023.

	Number of Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding at December 31, 2022	56,772	$ 1.94	$ —
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Cancelled	—	—	—
Expired	—	—	—
Outstanding at December 31, 2023	56,772	1.94	60,178
Granted	218,155	2.97	—
Exercised	—	—	—
Forfeited	—	—	—
Cancelled	—	—	—
Expired	-	-	—
Outstanding at December 31, 2024	274,927	$ 2.76	$ 890,424
Exercisable at December 31, 2024	69,772	$ 2.14	$ 269,494

Stock based compensation of $60,320 and $0 has been recorded for the years ended December 31, 2024 and 2023, respectively. Remaining unvested options as of December 31, 2024 vest over a remaining period of 44 months and the unrecognized stock-based compensation is $351,371 as of December 31, 2024. The weighted average remaining contractual terms of the outstanding options is 8.99 years.

6. **INCOME TAXES**

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of $1,419,568 and $904,109, respectively, all of which pertaining to the Company's net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the periods ended December 31, 2024 and 2023, and no history of generating taxable income. Therefore, valuation allowances of $1,419,568 and $904,109 were recorded as of December 31, 2024 and 2023, respectively. Valuation allowance increased by $515,459 and $373,275 during the years ended December 31, 2024 and 2023, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 27.98%. The effective rate is reduced to 0% for 2024 and 2023 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2024 and 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $5,074,420 and $3,230,070, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2024 tax years remain open to examination.

7. COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 29, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements except disclosed below:

During the period of January 1, 2025, through April 29, 2025, the Company raised approximately $410,000 under the Regulation A offering of its Class A common stock.